

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 28, 2015

Lawrence Calarco
Chief Executive Officer
CPSM, Inc.
2740 SW Martin Downs Boulevard
Suite 171
Palm City, FL 34990

> **Re:** **CPSM, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 2, 2015**
> **File No. 333-207236**

Dear Mr. Calarco:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that one of your predecessor entities, Onyx China, Inc., had a Form SB-2 registration statement declared effective on February 27, 2008. We also note that another of your predecessor entities, Lux Energy Corp., suspended its reporting requirements under 15(d) by filing a Form 15-15D on September 7, 2011. After filing the Form 15-15D, it does not appear that you or your predecessors filed any documents with us. Finally, we note that on page 42, you disclose that you have approximately 1,921 shareholders of record.

   Given that your reporting obligations under Section 15(d) of the Exchange Act were suspended so long as your shareholders of record numbered less than 300, please tell us the date that you had 300 or more shareholders of record. Please also explain why you do not believe you have a reporting obligation under Section 15(d) of the Exchange Act.

2. We note your disclosure that you are an emerging growth company. We also note that you were originally incorporated as Onyx China Inc. in 2007 and that Onyx China Inc. filed a registration statement on Form SB-2 that went effective on February 27, 2008. Please refer to Question 24 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act and provide us with your analysis as to your eligibility to qualify as an emerging growth company.

3. Please tell us why you did not file this registration statement under your predecessors' Central Index Key, 0001425203.

4. Given the nature of the offering, the size of the offering relative to the number of shares outstanding held by non-affiliates, and the identity and nature of the selling shareholders, it appears that these securities may be being offered by or on behalf of the registrant. If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Please provide us with your detailed analysis of why this offering is not by or on behalf of the registrant, which analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Alternatively, please revise the registration statement to name the selling stockholders as underwriters, disclose that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted or listed, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.

Prospectus Cover Page

5. Please note that an at-the-market resale offering under Rule 415 is not available for registrants that are quoted on the OTC Pink Sheets. Please revise your disclosure throughout the prospectus, including on the cover page and in the summary and plan of distribution sections, to provide a fixed price for the resale offering. Please also include the disclosure required by Item 505 of Regulation S-K.

Plan of Distribution, page 15

6. On page 16, in the fifth full paragraph, you state that the selling shareholders are underwriters under the Securities Act. Yet in the second full paragraph of page 17, you state that they may only be deemed to be underwriters under the Securities Act. Please refer to comment 4 above and revise.

7. If any of the selling security holders is a broker-dealer, please state that the selling security holder is an underwriter. If any selling security holder is an affiliate of a broker-dealer, please state whether the selling security holder purchased the securities in the

ordinary course of business and state that, at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling security holder is unable to provide these representations, then the prospectus should state that the selling security holder is an underwriter.

8. Please describe each private placement transaction, including the exemption from registration relied upon for each, under which you sold securities to the following selling stockholders: Brenda L. Thixton, Terry Weisbrot, Donna Weisbrot, Jonathon Babek, and Kyle Chapin.

9. Please describe the private placement transaction under which you placed the additional 160,000 shares to MarJonJac LLC. We note your disclosure on page 43 regarding the one-million-share private placement with MarJonJac LLC.

10. Please adjust the percentage of your shares owned after the offering by Terry Wiesbrot, Donna Weisbrot, MarJonJac LLC, and Lisa Corso. The listed percentages appear to represent too high an ownership percentage.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 22

11. We note your inclusion of a header for your "Plan of Operations." However, the disclosure included in this section is a discussion of your financing arrangements and activities. Please relocate this discussion to within your "Capital Resources and Liquidity" section on page 25 or tell us why inclusion in this section is more appropriate. Additionally, please revise to include a plan of operations, or remove this header and tell us why no disclosure of your plan of operations is warranted.

12. Please revise MD&A to include an introductory section or overview that would facilitate a reader's understanding, including the most important matters your executives focus on in evaluating financial condition and operation performance, and provides the context for the discussion and analysis of the financial statements. It should also include, but not be limited to, a discussion of how you earn revenues and income and generate cash, your lines of business, location or locations of operations, and your principal products and services. It should also provide insight into your material opportunities, challenges and risks. Refer to Section III(A) of SEC Release No. 33-8350.

13. Please provide your analysis on whether the $210,000 promissory note having a stockholder as lender is a material contract under Item 601(b)(10) of Regulation S-K. Please see Item 601(b)(10)(ii)(A).

Results of Operations, page 23

14. We note you begin your discussion and analysis of the results of your operations for the years ended December 31, 2014 and 2013 in the last paragraph of page 24. Please include a header for this discussion to clearly identify the periods covered by your discussion.

15. We note your discussion and analysis of revenues for the years ended December 31, 2104 and 2013 in the last paragraph of page 24. As you reported material increases in revenues, please provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Additionally, please revise your disclosure to include a discussion of the reasons underlying the change in sales if determinable. Refer to Item 303(A)(3)(iii) of Regulation S-K and Section III(B)(4) of SEC Release No. 33-8350.

16. Please separately disclose revenues and expenses associated with your Custom Pool & Spa Mechanics and Custom Pool Plastering businesses.

Executive Compensation, page 32

17. Please disclose whether Mr. or Ms. Calarco has received any quarterly profits bonus payments to date. Please refer to Item 402(o) of Regulation S-K.

Index to Financial Statements

Notes to the Consolidated Financial Statements

18. "Total Costs and Expenses" is not an accurate term to describe your operating expenses as you present other expenses below this line item. Please revise this line item name to better reflect its contents or tell us why you believe it is appropriately titled. Please note this applies to both your annual and interim financial statements.

Consolidated Statements of Stockholders' Equity, page 67

19. We note your disclosure on page 38 that on September 11, 2014, you acquired all of the common shares of Custom Pool & Spa in exchange for 19,446,783 shares of your common stock. Please reconcile this disclosure to the activity in your consolidated statements of stockholders' equity on page 67.

20. Please tell us the nature and activity in, as well as the related accounting basis, for the line item entitled "Stock Issued in Acquisition of CPSM, Inc., formerly known as Nevcor Business Solutions, Inc. ("Nevcor")."

21. We note your presentation of the "Adjustment – Promissory Note Stockholder, net of taxes of $79,023" line item, as well as its presentation as a non-current liability on your balance sheet on page 65 and a non-cash financing activity on page 68. Please tell us more about the nature of this promissory note, why it is appropriate to reduce equity and why it is presented net of taxes.

Note 2 – Recapitalization, page 69

22. We note the following with respect to your acquisition of Custom Pool:

- Your disclosure within the Capital Stock footnote on page 80 appears to convey that all common stock, except for 8,300,951 shares, were held by the Calarco Trust prior to the recapitalization transaction. If so, it appears that 65,440,471 shares were held by the Calarco Trust at that time. Please confirm our understanding or clarify it.

- You disclose on page 38 that Custom Pool was controlled by the Calarco Trust.

- You disclose on page 38 that you issued 19,446,783 shares for all of the outstanding shares of Custom Pool. Please tell us what percentage of your shares this represented immediately subsequent to the acquisition.

  You disclose on page 69 that you accounted for this transaction as a reverse recapitalization. As you issued 19.5 million shares to acquire all of the outstanding shares of Custom Pool, which is not a controlling interest in you, and your disclosure suggests that the Calarco Trust controlled both you and Custom Pool at the time of the transaction, please tell us in detail citing relevant GAAP why this transaction is not a common control transaction that should be accounted for under ASC 805-50.

Note 13 – Capital Stock, page 80

23. We note your disclosure that prior to the consummation of the recapitalization transaction you had 8,300,951 shares outstanding, and your inclusion of an immediately following sentence that appears to convey that was the number of shares exclusive of the common shares held by the Calarco Trust. Please revise to clarify your disclosure on page 80.

Part II

Undertakings, page 85

24. As this is not your initial distribution of securities, please delete the undertaking required by Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarett Torno, Staff Accountant, at 202-551-3703 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3452, or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jodi Walker, Esq.